Exhibit 99.3

MERRILL LYNCH INTERNATIONAL

February 10, 2015

The Board of Directors
Bezeq The Israeli Telecommunication Corp. Ltd
3Azrieli Center
Tel Aviv, 67023
Israel

Members of the Board of Directors:

We understand that Bezeq The Israeli Telecommunication Corp. Ltd (“Bezeq”) proposes to enter into a sale and purchase Agreement, to be dated on or about the date of this letter (the “Agreement”), among Bezeq  and Eurocom DBS Limited (“Eurocom”),  pursuant to which, among other things, Bezeq has agreed to exercise the call option over 8.6% of the equity shares in DBS satellite services (1998) Ltd. (“YES”) and has agreed to purchase a 41.6% equity stake in YES and 100% of the shareholder loans to YES currently held by Eurocom  and its affiliates (the “Transaction”) for up to NIS 1,050m in cash, subject to certain adjustments set forth in the Agreement to be paid to Eurocom (the “Consideration”) of which NIS 680m will be paid upon closing of the transaction and NIS 370m deferred and contingent upon the realization of certain conditions in accordance with the Agreement. The terms and conditions of the Transaction are more fully set forth in the Agreement and its appendices.

You have requested our opinion as to the fairness, from a financial point of view, to Bezeq of the Consideration to be paid by Bezeq in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to YES and Bezeq;

(ii)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of YES furnished to or discussed with us by the management of YES, including certain financial forecasts relating to YES prepared by or at the direction of and approved by the management of YES (such forecasts, the “YES Forecasts”);

(iii)
reviewed an alternative version of the YES Forecasts incorporating certain adjustments thereto made by the management of Bezeq (the “Adjusted YES Forecasts”) and discussed with the management of Bezeq its assessments as to the relative likelihood of achieving the future  financial results reflected in the YES Forecasts and the Adjusted YES Forecasts;

(iv)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of Bezeq furnished to or discussed with us by the management of Bezeq, including certain financial forecasts relating to Bezeq prepared by the management of Bezeq (such forecasts, the “Bezeq Forecasts”);

(v)	reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies”) anticipated by the management of Bezeq to result from the Transaction;

(vi)
discussed the past and current business, operations, financial condition and prospects of YES with members of senior managements of YES and Bezeq, and discussed the past and current business, operations, financial condition and prospects of Bezeq with members of the senior management of Bezeq;

(vii)
discussed with the management of Bezeq its assessments as to (a) YES’s existing and future relationships, agreements and arrangements with, and Bezeq’s ability to retain, key customers, clients, suppliers  and  employees  of  YES  and  (b)  the  products,  product candidates and technology of YES, including the validity of, risks associated with, and the integration by Bezeq of, such products, product candidates and technology;

(viii)	reviewed the potential pro forma financial impact of the Transaction on the future financial performance of Bezeq, including the potential effect on Bezeq’s estimated earnings per share;

(ix)	compared certain financial information of YES with similar information of other companies we deemed relevant;

(x)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(xi)
reviewed the report on net operating losses of YES (“NOLs”) and tax utilization analysis prepared by U. Barzily Law Offices, tax advisor to the Independent Committee of the Board of Directors of Bezeq (the “Tax Report”);

(xii)	reviewed the accounting due diligence report prepared by Grant Thornton Israel (the“Accounting Report”);

(xiii)	reviewed the assessment produced by Financial Immunities of the value of YES’ sexternal debt reported in YES’s quarterly reporting (the “Debt Report”);

(xiv)	reviewed the conclusion of the legal due diligence performed by Yigal Arnon & Co. (the“Legal Letter”);

(xv)	reviewed a draft of the Agreement (the “Draft Agreement”); and

(xvi)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Bezeq and YES that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the YES Forecasts, we have been advised by YES, and have assumed, with the consent of Bezeq, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of YES as to the future financial performance of YES. With respect to the Adjusted YES Forecasts, the Bezeq Forecasts and the Synergies, we have assumed, at the direction of Bezeq, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Bezeq as to the future financial performance of YES and Bezeq and the other matters covered thereby and, based on the assessments of the management of Bezeq as to the relative likelihood of achieving the future financial results reflected in the YES Forecasts and the Adjusted YES Forecasts, we have relied, at the direction of Bezeq, on the Adjusted YES Forecasts for purposes of our opinion. We have relied, at the direction of Bezeq, on the assessments of the management of Bezeq as to Bezeq’s ability to achieve the Synergies and the timing of achieving such Synergies, and have assumed, with Bezeq’s consent that the Synergies will be realised in the amounts and at the times projected. In particular but without limitation, we have relied on the assessments of the management of Bezeq as to the likely content and timing of changes to the regulatory position in the industries in which Bezeq and YES operate, upon which a significant portion of the Synergies depend. We have relied, at the direction of Bezeq, on the contents of the Tax Report as to Bezeq’s ability to benefit from the NOLs and the quantity and timing of achieving such benefits from the NOLs. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of YES, nor have we made any physical inspection of the properties or assets of YES (other than the Tax Report and the Debt Report which we have reviewed and relied upon without independent verification for purposes of this opinion). We have not evaluated the solvency or fair value of YES or Bezeq under any laws relating to bankruptcy, insolvency or similar matters. We also have assumed, at the direction of Bezeq, that the final executed Agreement will not differ in any material respect adverse to the financial fairness to Bezeq from the Draft Agreement reviewed by us. We have assumed, at the direction of Bezeq, that the Transaction will be completed in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on YES, Bezeq or the contemplated benefits of the Transaction.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view , to Bezeq of the Consideration to be paid in the Transaction to Eurocom and Bezeq has confirmed, and we have relied on such confirmation, that no other consideration will be received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party nor any other compensation received by any of the officers, directors or employees of any party to the Transaction, or class of such persons. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Bezeq or in which Bezeq might engage or as to the underlying business decision of Bezeq to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Independent Committee of the Board of Directors of Bezeq in connection with the Transaction and will receive a fee for our services, a portion of which is payable in connection with the rendering of this opinion. In addition, Bezeq has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing  investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Bezeq, Eurocom and certain of their respective affiliates .

We and our affiliates have not provided investment banking, commercial banking and other financial services to Bezeq and have not received compensation for the rendering of these services in the past three years.

In addition, we and our affiliates have not provided investment banking, commercial banking and other financial services  to Eurocom Group and have not received compensation for the rendering of these services in the past three years.

It is understood that this letter is for the benefit and use of the Board of Directors of Bezeq (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction and is not rendered to or for the benefit of, and shall not confer rights  or remedies  upon, any person other than the Board of Directors of Bezeq. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance save that Bank of America Merrill Lynch has consented that it may be included in the materials sent to Bezeq shareholders together with the invitation to be published by the Bezeq for the convening of a shareholders meeting to consider the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

The issuance of this opinion was approved by our EMEA Fairness Opinion Review Committee.

This opinion has been drafted in English and has been translated into Hebrew. In case of conflict between the English and Hebrew documents, the English original shall prevail.

Based upon and subject to the foregoing,  including the various  assumptions  and limitations  set forth herein, we are of the opinion on the date hereof that the Consideration to be paid in the Transaction by Bezeq is fair, from a financial point of view, to Bezeq.

Yours faithfully,

MERRILL LYNCH INTERNATIONAL